Exhibit 4.62

Private & Confidential

Certain identified information, marked by [******], has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential.

EXCLUSIVE LICENCE AGREEMENT

This Exclusive License Agreement (this “Agreement”) is made the 25th day of September 2020 between

ACCELERATE TECHNOLOGIES PTE LTD (Co. Reg. No. 199503187D), a company incorporated in Singapore and having its place of business at 1 Fusionopolis Way, #19-10 Connexis North, Singapore 138632 (hereinafter referred to as “A*CCELERATE”);

and

LICENSEE, full details of which are set out in Schedule 1.

A*CCELERATE and LICENSEE shall be individually referred to as a “Party” and collectively as “Parties.”

RECITAL

A.	A*CCELERATE has the right to license the Technology and is entitled to grant the rights under this Agreement.

B.	LICENSEE wishes to acquire rights to license, and further develop and commercialize the Licensed Technology in the Field and in the Territory and subject to the terms and conditions herein.

NOW THEREFORE, in consideration of the mutual covenants and conditions set forth herein, A*CCELERATE and LICENSEE hereby agree as follows:-

1.	DEFINITIONS

“Affiliates” means (i) an organisation, which directly or indirectly controls a Party; or (ii) an organisation which is directly or indirectly controlled by a Party; or (iii) an organisation, which is controlled, directly or indirectly, by the ultimate parent company of a Party. The term “control” as used herein means the possession of the power to direct or cause the direction of the management and the policies of an entity, whether through the ownership of a majority of the outstanding voting security or by contract or otherwise.

“Completion of Phase 1” has the meaning given to it in Schedule 1 of this Agreement.

“Completion of Phase 2” has the meaning given to it in Schedule 1 of this Agreement.

“Completion of Phase 3” has the meaning given to it in Schedule 1 of this Agreement.

“Company-A*STAR RI Funding Agreement” means the “Company-A*STAR RI Funding Agreement for Partial Research Sponsorship” entered into on or around the date of this Agreement by and among the LICENSEE, IBN and IMCB.

“Confidential Information” means all information of A*CCELERATE’s Affiliates, including prototypes and samples, which may be disclosed to LICENSEE at any time and from time to time during the Term of this Agreement, which may be identified or designated by A*CCELERATE as proprietary, confidential or secret and includes information which by its nature should be proprietary, confidential or secret. The specific terms and conditions of this Agreement shall be deemed to be Confidential Information. Confidential Information shall not include any information or material that is: (i) already in the possession of LICENSEE without prior restriction; (ii) independently developed by LICENSEE; (iii) publicly disclosed by A*CCELERATE; (iv) rightfully received by LICENSEE from a third party; (v) approved for release by written agreement with A*CCELERATE or (vi) made available by A*CCELERATE to others without restriction.

“Documentation” means any user guides, instruction manuals and other documents whether in written or machine-readable form relating to the Licensed Technology.

“Effective Date” has the meaning given to it in Schedule 1 of this Agreement.

“Enhancements” means all new versions of, modifications, additions, improvements, upgrades and development to the Licensed Technology developed by LICENSEE or its Affiliates.

“Field” has the meaning given to it in Schedule 1 of this Agreement.

“First Closing Date” has the meaning given to it in the Share Subscription & Shareholders Agreement.

“Intellectual Property” means know-how and intellectual property rights (including without limitation patents, copyrights, designs, trade secrets, and rights in Confidential Information) worldwide arising under statutory or common law, and whether or not perfected, and any applications of the foregoing.

“Licensed Know-how” has the meaning given to it in Schedule 1 of this Agreement.

“Licensed Patents” has the meaning given to it in Schedule 1 of this Agreement.

“Licensed Products” has the meaning given to it in Schedule 1 of this Agreement.

“Licensed Technology” has the meaning given to it in Schedule 1 of this Agreement.

“New A*STAR RI IP” means new Intellectual Property created, discovered, developed, conceived or reduced to practice individually by [***]

“Project Results” has the meaning given to it in the Company-A*STAR RI Funding Agreement.

“Sales Report” means the sales report as set out in Schedule 2 to be submitted by LICENSEE to A*CCELERATE pursuant to this Agreement.

“Share Subscription & Shareholders Agreement” means the “Share Subscription & Shareholders Agreement” entered into on or around the date of this Agreement by and among Accelerate Technologies Pte Ltd, Aptorum Innovations Holding Limited, LICENSEE and certain A*STAR RI scientists.

“Term” has the meaning given to it in Schedule 1 of this Agreement.

“Territory” has the meaning given to it in Schedule 1 of this Agreement.

2.	GRANT

2.1	A*CCELERATE hereby grant to LICENSEE an exclusive sublicensable (only in accordance with this Clause 2), non-transferable, royalty-free, irrevocable (except when this Agreement is terminated pursuant to Clause 9) licence to use the Licensed Technology within the Field for the Term and in the Territory to develop Enhancements and use, make, manufacture, have made, distribute, market and sell Licensed Products.

2.2	It is agreed that A*CCELEREATE shall retain the right to use, and to allow their Affiliates to use the Licensed Technology for the purposes of internal, non-commercial use, and for research and development. All further developments made by A*CCELERATE or its Affiliates through such use shall belong to them (or their nominee). For the avoidance of doubt, all Enhancements shall belong solely to LICENSEE.

2.3	A*CCELERATE shall not be obliged to render any technical assistance, maintenance or support services to LICENSEE in respect of the Licensed Technology or otherwise under this Agreement.

2.4	In order to maintain the licence granted hereunder in force, LICENSEE shall use its best efforts and diligence to implement the Licensed Technology into commercially viable Licensed Products. Specifically, LICENSEE shall comply with the Commercial Obligations as listed in Schedule 1.

2.5	LICENSEE shall be entitled to grant sub-licences of the rights granted under this Agreement to third-party entities contracted directly by LICENSEE provided that:

2.5.1	the sub-licence granted by LICENSEE shall be expressed to terminate automatically upon the termination of the Agreement for any reason, and shall not permit further sub-licensing;

2.5.2	LICENSEE shall procure that the sub-licensee shall enter into a confidentiality undertaking with LICENSEE with respect to any Confidential Information of A*CCELERATE disclosed pursuant to this Agreement on terms no less stringent than those contained in this Agreement;

2.5.3	LICENSEE shall at all times indemnify and keep A*CCELERATE indemnified against all or any costs, claims, damages or expenses incurred by A*CCELERATE or A*CCELERATE’s Affiliates or for which A*CCELERATE or A*CCELERATE’s Affiliates may become liable as a result of the sub-licensee’s breach of the terms of the sub-licence or any other default;

2.5.4	The LICENSEE shall pay A*CCELERATE [***]

2.5.5	A copy of the executed sub-licence shall be provided to A*CCELERATE within thirty (30) days of such execution.

2.6	In addition, for the avoidance of doubt, this Clause 2.5 shall not apply to assignments under Clause 11.1, end-user licence agreements or agreements authorising third parties (such as LICENSEE’s agents and distributors) to exercise the rights to the Licensed Technology on the LICENSEE’s behalf.

3.	FINANCIAL TERMS

3.1	In consideration of the rights granted pursuant to Clause 2 above, LICENSEE shall provide to A*CCELERATE the Consideration stated in Schedule 1.

3.2	Time of payment shall be of the essence. If LICENSEE fails to make any payment due to A*CCELERATE under this Agreement and in accordance with the payment terms set forth in Schedule 1, A*CCELERATE shall have the right to:

3.2.1	forthwith suspend or terminate the Licence hereby granted to LICENSEE; and

3.2.2	charge LICENSEE, in respect of any and all overdue payments, interest at the rate of three percent (3%) per annum above the annual prime lending rate of the Development Bank of Singapore from such date until said amount is paid in full to A*CCELERATE.

4.	ACCOUNTS

4.1	LICENSEE shall keep true and accurate accounts and records in sufficient detail to enable the amount of all sums payable under this Agreement to be determined. A*CCELERATE has the right to request for LICENSEE to submit details of its accounts and records to support the information provided in the Sales Report.

4.2	A*CCELERATE may, annually and at its own cost, appoint an independent auditor to examine LICENSEE’s books and records to verify LICENSEE’s fulfilment of its obligations under this Agreement. Notwithstanding the foregoing, the cost of such audit conducted shall be borne in full by LICENSEE if any discrepancy exceeding five percent (5%) is found.

4.3	The provisions of this Clause 4 shall remain in full force and effect after the termination of this Agreement for any reasons until the settlement of all subsisting claims of A*CCELERATE under this Agreement.

5.	RIGHTS IN INTELLECTUAL PROPERTY; IMPROVEMENTS TO THE LICENSED TECHNOLOGY

5.1	LICENSEE acknowledges that the Licensed Technology may contain Confidential Information of A*CCELERATE or A*CCELERATE’s Affiliates and LICENSEE shall treat in confidence any such Confidential Information relating to the Licensed Technology, save for information that is in the public domain through no fault of its obligations herein.

5.2	LICENSEE shall take all reasonable steps, including, but not limited to, those steps taken to protect its own information, data or other tangible or intangible property that it regards as proprietary or confidential, to ensure that the Confidential Information is not disclosed or duplicated for the use of any third party, and shall take all reasonable steps to prevent its officers and employees, or any other persons having access to the Confidential Information, from disclosing or making unauthorised use of any Confidential Information, or from committing any acts of omissions that may result in a violation of this Agreement.

5.3	LICENSEE shall not do anything which might bring into question A*CCELERATE or A*CCELERATE’s Affiliates’ ownership of the Licensed Technology licensed by A*CCELERATE to LICENSEE under this Agreement or the validity of such Licensed Technology.

5.4	LICENSEE shall notify A*CCELERATE in writing as soon as practicable after it becomes aware of-

5.4.1	any actual, threatened or suspected infringement of any Intellectual Property of A*CCELERATE in respect of the Licensed Technology or any breach of confidence relating to any of the foregoing; or

5.4.2	any claim brought against LICENSEE or any other person alleging that its use of the Licensed Technology infringes any Intellectual Property or other rights belonging to or alleged to belong to the claimant.

5.5	Patent expenses shall be paid for in accordance with the arrangements set out in Schedule 1.

5.6	A*CCELERATE or their Affiliates shall have the right but not the obligation, at its option and expense, to prosecute and defend any and all infringements of the Licensed Technology provided that all damages, costs or other benefits obtained as a result belongs to A*CCELERATE. Where A*CCELERATE and/or their Affiliates elect to prosecute and/or defend any infringements, LICENSEE shall give A*CCELERATE all necessary assistance for the defence or prosecution of the patents. A*CCELERATE may enter into settlements, stipulated judgements, or any other arrangements respecting such prosecution and/or infringement at their own expense, and LICENSEE agrees to provide any assistance which A*CCELERATE may require in any litigation, including the execution of any legal documents.

5.7	As per Clause 2.2, LICENSEE shall own the Intellectual Property right in any Enhancements, and shall disclose to A*CCELERATE any and all Enhancements. A*CCELERATE shall provide all necessary assistance and take such acts as are reasonably requested by LICENSEE, at LICENSEE’s expense, to enable LICENSEE to obtain patents for or respecting Enhancements, to protect such patent right.

5.8	A*CCELERATE shall disclose to LICENSEE any and all improvements made by the researchers at A*STAR RI (“A*STAR RI Improvements”) that is a new version of, modification, addition, improvement, upgrade and development to the Licensed Technology during the Term of this Agreement in a timely manner. For clarity, A*STAR RI Improvements shall include any and all Project Results under the Company-A*STAR RI Funding Agreement.

5.9	All A*STAR RI Improvements shall become subject to the license granted in Section 2 above and form part of the Licensed Technology upon such disclosure to LICENSEE. The Parties shall update Schedule 1 of this Agreement to incorporate such A*STAR RI Improvements.

5.10	LICENSEE shall provide any assistance and take such acts as are reasonably requested by A*CCELERATE, to enable A*CCELERATE to obtain a patent for or respecting any A*STAR RI Improvement, to protect such patent right.

6.	WARRANTIES

6.1	LICENSEE warrants that it has full right to enter into this Agreement; that the Licensed Technology and Documentation shall be used solely by LICENSEE and no other third party and only for the purposes contemplated by Clause 2 of this Agreement; and that it shall observe all applicable laws and regulations and obtain all necessary licences, consents and permissions required in respect of the use of the Licensed Technology and the manufacture, importation, storage, marketing and sale of the Licensed Products (including the sub-licensing of the Licensed Products) in the Territory. Save that A*CCELERATE warrant that they have full right and power to enter into this agreement, A*CCELERATE makes no other warranties concerning the Licensed Technology, including without limitation, any express or implied warranty of merchantability or satisfactory quality, fitness for a particular purpose or as to reliability, accuracy, validity or otherwise of the Licensed Technology. The Licensed Technology is provided “as is” and A*CCELERATE makes no warranty or representation as to the validity or scope of the Licensed Technology and that the Licensed Technology will be free from infringement of patents or other intellectual property rights of third parties, or that no third parties are in any way infringing the Licensed Technology covered by this agreement.

6.2	For the avoidance of doubt, A*CCELERATE makes no representation or warranty that any patent application in respect of the Licensed Technology will be granted, or that it will file applications in all or any part of the Territory in respect of the Licensed Technology, or if granted, will be valid.

7.	LIABILITY, INDEMNITY

LICENSEE shall indemnify A*CCELERATE and A*CCELERATE’s Affiliates for any and all liability, losses, damages, costs and expenses arising out of (i) any claims relating to the LICENSEE’s use of the Licensed Technology, Documentation and/or Enhancements; or (ii) breach, negligent performance and/or failure of performance by LICENSEE of the terms of this Agreement, except to the extent when caused by the gross negligence or willful misconduct of A*CCELERATE. For avoidance of doubt, in no event shall A*CCELERATE be liable for any incidental, consequential or special damages arising out of or related to this Agreement, including, but not limited to, loss of business opportunity, lost profits or pure economic loss. Notwithstanding anything to the contrary, A*CCELERATE’s total and cumulative liability under this Agreement, however arising, shall not exceed the total amount paid to A*CCELERATE by LICENSEE under this Agreement.

8.	USE OF NAME

8.1	LICENSEE shall not use the name, trademark or logo of A*CCELERATE or A*CCELERATE’s Affiliates in any publicity, promotion, news release or disclosure relating to this Agreement, its subject matter or the sale of the Licensed Products, without the prior written permission of A*CCELERATE. Notwithstanding the above, LICENSEE shall be allowed to disclose the name of the Parties and this Agreement as required by the applicable securities laws and relevant regulatory authorities.

8.2	LICENSEE shall use its best efforts to acknowledge the participation and contributions of A*CCELERATE and A*CCELERATE’s Affiliates in all news releases, promotional, advertising and marketing material, a copy of which shall be provided to A*CCELERATE for prior written approval, which shall not be unreasonably withheld.

9.	TERMINATION

9.1	After [***] from the Effective Date, LICENSEE may request to terminate this Agreement [***]

9.2	A*CCELERATE shall be entitled to terminate this Agreement forthwith by giving written notice to LICENSEE if:-

9.2.1	LICENSEE commits any breach of this Agreement and if the breach is capable of remedy, fails to remedy it within thirty (30) days after being given a written notice containing full particulars of the breach and requiring the remedy of the breach; or

9.2.2	An encumbrances takes possession, or a receiver is appointed, of any of the property or assets of LICENSEE; or

9.2.3	LICENSEE makes any voluntary arrangement with its creditors; or

9.2.4	LICENSEE goes into liquidation (except for the purpose of amalgamation or reconstruction and so that the resulting LICENSEE effectively agrees to be bound by or assume the obligations imposed on the LICENSEE under this Agreement); or

9.2.5	LICENSEE ceases, or threatens to cease, to carry on business; or

9.2.6	LICENSEE breaches any of the Commercialisation Obligations as listed in Schedule 1.

9.3	Termination of this Agreement howsoever caused shall be without prejudice to any other right or remedy a Party may be entitled to hereunder or at law and shall not affect any accrued rights or liabilities of the Parties.

9.4	Upon the termination of this Agreement:

9.4.1	LICENSEE shall forthwith cease to market or use, either directly or indirectly, the Licensed Products or the Licensed Technology or to use any of the Intellectual Property;

9.4.2	LICENSEE shall destroy or return to A*CCELERATE all copies of the Documentation in its possession or control; and

9.4.3	LICENSEE shall promptly pay all amounts due under this Agreement to A*CCELERATE immediately upon its receipt of the same and shall submit to A*CCELERATE written confirmation signed by a duly authorised officer that it has complied with such payment obligations, along with a copy of all materials reasonably necessary to support such statement.

9.5	Clause 5.1, 5.2, 6-8, 9.3, 9.4, 10 and 11 shall survive the termination of this Agreement.

10.	ARBITRATION AND GOVERNING LAW

10.1	Any dispute among the parties arising out of or in connection with this Agreement or in the performance thereof shall in the first instance be referred to the authorised representatives of the parties for resolution. If such efforts fail, then the dispute shall be referred to binding arbitration in Singapore in accordance with the Arbitration Rules of the Singapore International Arbitration Center in force at such time which rules shall be deemed to be incorporated by reference into this Agreement. The Tribunal shall consist of one (1) arbitrator chosen by the Singapore International Arbitration Center under its rules if the parties cannot otherwise agree upon an arbitrator.

10.2	This Agreement shall be governed by the laws of the Republic of Singapore and each Party agrees to submit to the non-exclusive jurisdiction of the Singapore courts.

10.3	Notwithstanding the above, any dispute to the extent relating to the validity, scope, enforceability, inventorship, or ownership of intellectual property rights (each, a “Non-arbitrable Dispute”), shall not be subject to resolution by binding arbitration under Clause 10.1 and instead shall be resolved in a court or governmental agency of competent jurisdiction.

11.	MISCELLANEOUS

11.1	Assignment. This Agreement may not be assigned by the LICENSEE to any person without the prior written consent of A*CCELERATE.

11.2	Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter herein. There shall be no amendments or modifications to this Agreement, except by a written document signed by both parties.

11.3	Waiver. Any delay in enforcing a party’s rights under this Agreement or any waiver as to a particular default or other matter shall not constitute a waiver of that party’s rights to the future enforcement of its rights under this Agreement, unless there is an express written and signed waiver for a particular matter for a particular period of time.

11.4	Severance. If any provision of this Agreement is held by any court or other competent authority to be invalid or unenforceable, in whole or in part, the other provisions of this Agreement and the remainder of the affected provision shall continue to be valid.

11.5	Injunctive relief. LICENSEE acknowledges that any breach of this Agreement may cause irreparable damage to A*CCELERATE or A*CCELERATE’s Affiliates and LICENSEE agrees that A*CCELERATE or A*CCELERATE’s Affiliates shall be entitled to injunctive relief in addition to any award by the court in favour of A*CCELERATE or A*CCELERATE’s Affiliates.

11.6	Notices. Any notices required by this Agreement shall be in writing, shall specifically refer to this Agreement and shall be sent by registered or certified mail and shall be forwarded to the respective addresses set forth below unless subsequently changed by written notice to the other party.

To A*CCELERATE:

To LICENSEE: Refer to Schedule 1

11.7	Contracts (Rights of Third Parties) Act. Save to give effect to the rights accruing to A*CCELERATE’s Affiliates under this Agreement, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act of Singapore (Cap. 53B) or otherwise to enforce any terms and conditions of this Agreement.

11.8	Novation. If at any time after the Effective Date the functions and operations of A*CCELERATE are assigned, merged, transferred into or otherwise forms part of another organisation of A*STAR (“the New Entity”) such that the New Entity takes over the whole or substantially the whole of A*CCELERATE’s operations, then it is agreed that this Agreement may, at the option of A*CCELERATE, be novated to the New Entity which will then assume all of A*CCELERATE’s rights and obligations hereunder. The Parties shall enter into a separate novation agreement or other agreement to effectuate the novation.

11.9	Force Majeure. Neither Party shall be responsible to the other for delay or failure in performance of any of the obligations imposed by this Agreement, provided such delay or failure shall be occasioned by a cause beyond the control of and without the fault or negligence of such Party, including fire, flood, explosion, lightning, windstorm, earthquake, subsidence of soil, failure of machinery or equipment or supply of materials, discontinuity in the supply of power, court order or governmental interference, civil commotion, epidemic, riot, war, terrorism or terrorist threats, strikes, labor disturbances, transportation difficulties or labor shortage (“Force Majeure Event”). If the delay or failure in performance persists for more than three (3) months, the other Party may have the additional right to terminate this Agreement immediately by notice in writing.

12.	USE OF LICENSED TECHNOLOGY

The Licensed Technology shall be used for commercial and/or civilian purposes only. LICENSEE shall ensure that it complies with all applicable laws, rules and regulations governing the use, export and disposal of the Licensed Technology and the Licensed Products.

13.	PUBLICATIONS

13.1	A*CCELERATE shall comply with this Clause 13 with respect to publication of any journal, thesis, or dissertation, or present at any national, international or professional meeting, the findings, methods and results pertaining to the Licensed Technology (each a “Publication”).

13.2	A*CCELERATE shall procure that where its Affiliates intend to publish or present (the “Publishing Party”) a Publication, such Affiliate shall furnish a copy of such Publication to LICENSEE at least 60 days before such publication or presentation and then LICENSEE, within 30 days of receipt of the Publication, forward its written objections to the Publishing Party if it determines that its Confidential Information or patentable subject matter may be disclosed. If no written objection is made within the stipulated time, the Publishing Party shall be free to proceed with the Publication.

13.3	Confidential Information identified by LICENSEE shall be deleted from the Publication. In the event that the LICENSEE objects to any such publication or presentation on the basis that the same would disclose patentable subject matter, A*CCELERATE shall procure that the Publishing Party withhold such publication or presentation for a reasonable period in order for the relevant patent applications to be filed with respect to such patentable subject matter.

14.	OPTION TO NEW INTELLECTUAL PROPERTY

[***]

Signature page to follow

IN WITNESS HEREOF, the parties have executed this Agreement by their duly authorised representatives as of the date set forth above.

SIGNED by	)
Senior Vice President	)
for and on behalf of	)
ACCELERATE TECHNOLOGIES PTE LTD	)
In the presence of

Name of Witness:
Designation of Witness:

SIGNED by Clark Cheng	)
Director	)
for and on behalf of	)
APTORUM INNOVATIONS HOLDING PTE LTD	)
In the presence of

Name of Witness:
Designation of Witness:

SCHEDULE 1

Exhibit A of Schedule 1

Licensed Patents

Exhibit B of Schedule 1

Licensed Know-How